Reply Attention of	Virgil Z. Hlus
Direct Tel.	604.891.7707
EMail Address	vzh@cwilson.com
Our File No.	28313-0001/ CW1140654.1

April 2, 2007

BY COURIER AND EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-7010

USA

Attention:	Daniel L. Gordon

Dear Sirs/Mesdames:

Re: Counterpath Solutions, Inc. Form 10-KSB for year ended April 30, 2006 Filed July 31, 2006 File No. 0-50346

                              Thank you for your letter of March 9, 2007 with respect to the Form 10-KSB for the fiscal year ended April 30, 2006 filed by Counterpath Solutions, Inc. (the “Company”). The Company’s response is numbered in a manner that corresponds with your comment as set out in your letter of March 9, 2007.

Form 10-KSB

Financial Statements

Report of Independent Registered Public Accounting Firm

Note 7 – Common Stock, page F-8

1.

We have read your response to comment 2. We do not understand how you determined that a re-pricing has not occurred and variable accounting is not required. Please provide us with the exact dates of the cancellations and the dates of the subsequent re-issuances of options to the same employees and also provide the exercise prices. If options are cancelled and re-issued within six months to the same employees, then this is considered a modification and variable accounting is required. For reference see paragraph 45 of FIN 44 and Issue 36(a) of EITF 00-23.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com

Some lawyers at Clark Wilson LLP practice through law corporations.

We have included as an Appendix A, the exact dates of the cancellations and the dates of the subsequent re-issuances of options to the employees and the related exercise prices.

As outlined in our letter of February 16, 2007, pursuant to FIN 44, paragraphs 32 and 33, a modification that renews or extends the life of an award (for example, acceleration of vesting) results in a new measurement of compensation cost as if the award were newly granted.

We look forward to any further comments you may have regarding the Form 10-KSB or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7707.

Yours truly,

CLARK WILSON LLP

Per: /s/ Virgil Hlus

Virgil Z. Hlus

VZH/jlm

cc:	David Karp
Chief Financial Officer
Counterpath Solutions, Inc.

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Appendix A

Schedule of CounterPath Solutions, Inc. Employee Option Cancellation and Subsequent Re-Issuance

Grant Date	10-Oct-05	7-Sep-05	29-Aug-05	1-Jun-05	12-May-05	18-Mar-05	7-Feb-05	31-Jan-05	13-Jan-05	31-Dec-04	25-Oct-04	31-May-04
Date Cancelled	N/A	10-Oct-05	10-Oct-05	10-Oct-05	10-Oct-05	10-Oct-05	10-Oct-05	10-Oct-05	10-Oct-05	10-Oct-05	10-Oct-05	10-Oct-05
Exercise Price	$0.39	$0.61	$0.61	$0.72	$0.70	$1.18	$1.06	$1.10	$1.15	$1.06	$1.58	$1.50
Term in Years	10	5	5	5	5	5	5	5	5	5	5	5
Vesting Schedule	(1)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
A	B	C	D	E	F	G	H	I	J	K	L	M	N
NAME	REPLACED	ORIGINAL GRNT #	ORIGINAL GRNT #	ORIGINAL GRNT #	ORIGINAL GRNT #	ORIGINAL GRNT #	ORIGINAL GRNT #	ORIGINAL GRNT #	ORIGINAL GRNT #	ORIGINAL GRNT #	ORIGINAL GRNT #	ORIGINAL GRNT #	TOT # ORIGINAL GRNT
MARK KLAGENBERG	75,000	75,000											75,000
TODD THORNER	35,000	35,000											35,000
JASON FISCHL	1,200,000		1,200,000										1,200,000
DONOVAN JONES	500,000			500,000									500,000
RAHIM REHMAT	36,000				36,000								36,000
SALIESH AGRAWAL	40,000				40,000								40,000
MILAN DIMITRIJEVIC	93,333				33,333				60,000				93,333
ROB RAYMOND	50,000				50,000								50,000
JAKE WEGLEWSKI	30,000				30,000								30,000
JEFF HAY-ROE	33,333				33,333								33,333
DANIEL SHI	78,333				23,333		55,000						78,333
HESTY PANOEWIHARJO	63,333				23,333		40,000						63,333
HELGE BRUGEMANN	83,333				23,333		60,000						83,333
NELSON HUNG	133,333				33,333		100,000						133,333
BOGDAN KRAKOWSKI	133,333				33,333		100,000						133,333
ADRIAN AVRAMESCU	58,333				33,333		25,000						58,333
SYLVAIN MARCOTTE	98,333				33,333			65,000					98,333

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KATE FARRAHI	73,333				23,333			50,000					73,333
JAMES ZHANG	73,333				23,333					50,000			73,333
TIM PAINTER	83,333				33,333					50,000			83,333
TIFFANY ZINCK	48,333				23,333					25,000			48,333
LORNE REICHER	200,000				50,000					150,000			200,000
KENNY BIAN	63,333				23,333					40,000			63,333
JIHAD BARHUM	53,333				23,333					30,000			53,333
FRANK HUI	93,333				33,333	20,000				40,000			93,333
CLAY BLACKER	63,333				33,333					30,000			63,333
ALEXIUS NAZAREVICH	53,333				23,333					30,000			53,333
SEAN O'NEIL	650,000				50,000						600,000		650,000
VAN NGUYEN	133,333				33,333							100,000	133,333
NEIL MCGUIGAN	73,333				23,333							50,000	73,333
DUANE STOREY	150,000				50,000							100,000	150,000
DRAGOS LICIU	133,333				33,333							100,000	133,333
DEREK MCDONALD	225,000				50,000							175,000	225,000
CHRIS BOND	133,333				33,333							100,000	133,333
BRUCE GRAY	83,333				33,333							50,000	83,333
TOTAL	5,127,659	110,000	1,200,000	500,000	1,022,659	20,000	380,000	115,000	60,000	445,000	600,000	675,000	5,127,659

Notes:

Columns “C” through “N” show details of options that were cancelled on October 10, 2005 and replaced on October 10, 2005.

(1) 12.5% of total number of options on April 7, 2006 and the remainder to vest equally over 42 months commencing May 7, 2006.

(2) 25% of the total number of options on the 1st anniversary date followed by 25% every succeeding anniversary date until completely vested.

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